SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 10 June 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

June 10, 2010

BP IS NOT AWARE OF ANY REASON FOR
SHARE PRICE MOVEMENT

BP notes the fall in its share price in US trading last night. The company is not aware of any reason which justifies this share price movement

BP continues to keep the market updated on the Gulf of Mexico oil spill through regular announcements. The response to this incident is our top priority.

BP faces this situation as a strong company. In March, we indicated that the company's cash inflows and outflows were balanced at an oil price of around $60/barrel. This was before the costs of the incident.

Under the current trading environment, we are generating significant additional cash flow. In addition, our gearing is currently below the bottom of our targeted range. Our asset base is strong and valuable, with more than 18bn barrels of proved reserves and 63bn barrels of resources as at the end of 2009.
All of the above gives us significant capacity and flexibility in dealing with the cost of responding to the incident, the environmental remediation and the payment of legitimate claims
.

BP will continue to keep the market fully informed of further developments in the response to the Gulf of Mexico oil spill, in compliance with its listing obligations.

BP Press Office, Houston: +1 281 366 0265
BP Press Office London +44 20 7496 4076
www.bp.com

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  10 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary